UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-39445

(Commission File Number)

(Check one):	☐Form 10-K	☐Form 20-F	☐Form 11-K	☒Form 10-Q	☐Form 10-D	☐Form N-CEN
☐Form N-CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MSP Recovery, Inc.

Full Name of Registrant

Former Name if Applicable: N/A

3150 SW 38th Avenue

Suite 1100

Miami, Florida 33146

(Address of principal executive offices) (Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the recent transition in audit firms, the Registrant is unable to file, without unreasonable effort and expense, its Quarterly Report on Form. 10-Q for the fiscal quarter ended September 30, 2025, (“Form 10-Q”) by the prescribed filing date. The principal reason for the delay is because our independent registered public accounting firm, Baker Tilly US, LLP (“Baker Tilly”), has not yet completed certain required activities with our predecessor audit firm in connection with their transition as successor firm in order for them to complete their review of the consolidated financial statements for the fiscal quarter ending September 30, 2025. Without the extension permitted under Rule 12b-25, the Company believes that it would unable to accomplish the work necessary to properly complete and file the Form 10-Q without unreasonable effort and expense.

As previously reported on a Current Report on Form 8-K filed with the Commission on July 16, 2025, the Company appointed Baker Tilly on July 11, 2025, to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025, beginning in the fiscal quarter ending September 30, 2025.

The Company is working diligently with its new auditor to complete the necessary work and review and the Company expects to file the Form 10-Q within the grace period prescribed by Rule 12b-25 under the Exchange Act.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Francisco Rivas-Vasquez, CFO	305	614-2222
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MSP Recovery, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2025
	By:	/s/ Francisco Rivas-Vásquez
Name: Francisco Rivas-Vásquez
Title: Chief Financial Officer